SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

27 November 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

                                                          Protherics PLC

                                     Protherics' DigiFab™ to replace Digitalis Antidot® in Europe

London, UK; Brentwood, TN, US: 27 November 2006 - Protherics PLC ("Protherics" or the "Company"),  the international  biopharmaceutical company  focused on critical  care and cancer,  today  announces  the transfer of market  rights for  Digitalis  Antidot® from Roche to
Protherics,  with the  intention  of  replacing  Roche's  Digitalis  Antidot® in the market with  Protherics'  own  digitalis  antidote
DigiFab™ from early 2007.

Roche's  Digitalis  Antidot® is currently  approved in France,  Germany and Switzerland.  Protherics has acquired the market rights for
Digitalis  Antidot® for a small  undisclosed cash  consideration,  and is working with Roche to facilitate the smooth transition in the market from Digitalis Antidot® to DigiFab™.

DigiFab™ is an ovine derived Fab  preparation  for the treatment of digoxin  toxicity  which can have severe  effects on the heart and central  nervous  system,  sometimes  leading  to  death.  It is  currently  licensed  by the US Food and Drug  Administration  for the treatment of patients with  life-threatening  or potentially  life-threatening  digoxin toxicity or overdose.  Marketing  authorisation will be sought in major  European  countries,  including  France,  Germany,  Spain and Italy,  following  grant of  approval in the UK, expected early in 2007.  Protherics will continue to make DigiFab™ available on a named patient basis.

DigiFab™ will be marketed in most mainland European  countries by Protherics'  licensee,  Beacon  Pharmaceuticals.  Protherics will be directly responsible for marketing and sales in Germany, one of the major European markets, as well as in the Nordic countries.

Andrew Heath, Chief Executive of Protherics said:

"Protherics'  goal is to become the global market leader in the anti-digoxin  antibody market.  We are pleased to be co-operating  with
Roche in arranging for a smooth market  transition from Digitalis  Antidot® to DigiFab™ in order to ensure continued  patient care for this potentially life-threatening condition."

Eugene Tierney, Business Director at Roche said:

"Roche has been looking for a company that can take over its digitalis antidote business, to ensure that it remains available for patients to treat intoxication.  We are pleased that Protherics, a company experienced in that business, will be supplying the market."

For further information please contact:

Protherics
Andrew Heath, CEO                                                                                +44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs                                                      +44 (0) 7919  480510
Saul Komisar, President Protherics Inc                                                                +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates, Anna Keeble                                                     +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                                               +1 212 850 5600

Or visit www.protherics.com

Notes for Editors:

About DigiFab™:

DigiFab™  contains purified  polyclonal  antibody fragments derived from the blood of healthy sheep immunized with a digoxin analogue.
The final product is freeze dried,  and each vial of DigiFab™,  which  contains 40 mg of digoxin  immune Fab, will bind  approximately
0.5 mg digoxin.

DigiFab™ is indicated in the US for the treatment of patients with life-threatening or potentially  life-threatening  digoxin toxicity or overdose.  Clinical  conditions  requiring  administration  of DigiFab™  include known suicidal or accidental  consumption of fatal doses of digoxin,  chronic  overdoses,  or any ingestion leading to  life-threatening  manifestations of toxicity,  such as ventricular arrhythmia.

In all subjects studied,  DigiFab™ reduced digoxin in the blood to undetectable  levels,  and 14 out of 15 (93%) patients with digoxin toxicity were  classified  as having  resolved  their  toxicity by 20 hours after  receiving  DigiFab™.  This data is consistent  with historical data on the efficacy of DigiFab™.

Adverse  reactions that could occur with the use of DigiFab™  include  exacerbation of low cardiac output states and congestive  heart failure due to the withdrawal of inotropic effect of digitalis,  hypokalemia due to reactivation of the sodium-potassium  ATPase, rapid ventricular  response in patients with atrial fibrillation due to withdrawal of the effects of digitalis on the  atrioventricular  node and rare allergic reactions.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated  biopharmaceutical  company focused on the development,  manufacture and marketing of specialist products for critical care and oncology.

Protherics'  strategy is to use the revenues  generated  from its marketed  products to help fund the  advancement  of its  development pipeline.  With a proven track record,  Protherics'  goal is to develop and attract  additional  critical care and cancer  products for its sales and marketing teams to distribute in the US and Europe.

The most advanced products in the Company's portfolio are Voraxaze™,  which is expected to be approved,  subject to regulatory reviews, in the EU in H1 2007 and in the US from H2 2008,  as an  intervention  when  methotrexate  blood  levels  remain  dangerously  elevated following high dose therapy for the treatment of cancer and CytoFab™,  which is being  developed by  AstraZeneca,  initially for severe sepsis, and is expected to start an additional phase 2 study in 2007.

Additional  products in development  include  Prolarix™,  a targeted  cancer therapy for primary liver cancer and other select tumours, currently in phase 1 with a phase 2a study planned for 2007 and  Angiotensin  Therapeutic  Vaccine for the  treatment of  hypertension, where encouraging phase 2a results have been demonstrated and another phase 2a is planned with an improved formulation in 2007.

The majority of the Company's  sales  revenues  (£17.7m in the year ended 31 March 2006) are derived from two critical  care  products,
CroFab™ (pit viper  antivenom)  and DigiFab™  (digoxin  antidote)  which were  developed by Protherics and are sold, in the US, through
Fougera Inc, a division of Altana AG.

With headquarters in London, the Company has approximately 200 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

About Roche

Headquartered  in  Basel,  Switzerland,  Roche is one of the  world's  leading  research-focused  healthcare  groups  in the  fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection,  prevention,  diagnosis and treatment of disease,  the Group  contributes on a broad range of fronts to improving  people's health and quality of life.  Roche is a world leader in  diagnostics,  the leading  supplier of medicines for cancer and  transplantation  and a market leader in virology.  In
2005 sales by the  Pharmaceuticals  Division  totalled 27.3 billion  Swiss francs,  and the  Diagnostics  Division  posted sales of 8.2 billion Swiss francs.  Roche employs  roughly  70,000 people in 150  countries  and has R&D  agreements  and strategic  alliances  with numerous  partners,  including majority ownership  interests in Genentech and Chugai.  Additional  information about the Roche Group is available on the Internet (www.roche.com).

Disclaimer

This document contains forward-looking  statements that involve risks and uncertainties,  including with respect to Protherics' product pipeline and anticipated  development and clinical trials for product candidates.  Although we believe that the expectations  reflected in such  forward-looking  statements  are  reasonable at this time, we can give no assurance  that such  expectations  will prove to be correct.  Given these  uncertainties,  readers are cautioned not to place undue  reliance on such  forward-looking  statements.  Actual results could differ materially from those anticipated in these  forward-looking  statements due to many important  factors,  including the factors  discussed in  Protherics'  Annual Report on Form 20-F and other  reports filed from time to time with the U.S.  Securities and  Exchange  Commission.  We do not  undertake  to update any oral or written  forward-looking  statements  that may be made by or on behalf of Protherics.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 27 November 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director